EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)
(Dollars in Millions)

	Three Months Ended
	March 31,	March 31,
	2007	2006

Net profit	$125	$118

Add:
Provision for income taxes	57	55

Deduct:
Equity in profit of partnerships	(2)	(1)

Profit before taxes	$180	$172

Fixed charges:
Interest on borrowed funds	$270	$233
Rentals at computed interest*	1	1

Total fixed charges	$271	$234

Profit before taxes plus fixed charges	$451	$406

Ratio of profit before taxes plus fixed charges to fixed charges	1.66	1.74

                       *Those portions of rent expense that are representative of interest cost.